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                                     Filed by: Circle International Group, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                       deemed filed pursuant to Rules 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.
                                                    Commission File No.: 0-8664

                                                     Subject Company: EGL, Inc.
                                                   Commission File No.: 0-27288

Letter from the Chairman and CEO


JULY 3, 2000



Attn:  All Circle Managers

Early this morning, Circle International Group announced that it would be combining with Eagle Global Logistics. This is an extremely positive move for both organizations. Together, we now have the transportation network, the management and capabilities to move into the "premier" leadership position in the transportation and logistics service industry.


The following information is enclosed which should address initial questions or concerns you and your staff may have at this time. You should share and discuss this with your staff.


       o    Press Release
       o    Employee Letter from Jim Crane and Peter Gibert
       o    Customer Letter
       o    Employee Meeting Agenda
       o    Employee Key Messages
       o    Financial Key Messages
       o    Customer Key Messages

Again, I am pleased and excited to announce this move in our company's history. Thank you for your support.

Sincerely,

/s/ PETER GIBERT

Peter Gibert
Chairman and CEO, Circle

P.S. There will be more details surrounding this merger communicated over the next several weeks.

INVESTOR NOTICE

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statements when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from the EGL and Circle contacts listed above. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle contacts listed above.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.